Exhibit 99.6

(A free translation of the original in Portuguese) Asapir Produção Florestal e Comércio Ltda. Report on the net book equity value based on the accounting records at August 31, 2020

(A free translation of the original in Portuguese) Report on the net book equity value based on the accounting records To the Shareholders and Management Asapir Produção Florestal e Comércio Ltda. Information on the audit firm 1PricewaterhouseCoopers Auditores Independentes, a civil partnership established in the capital city of the state of São Paulo, at Av. Francisco Matarazzo, 1400, on the 9th, 10th, 13th, 14th, 15th, 16th and 17th floors, Torre Torino, Água Branca, enrolled in the National Corporate Taxpayers' Register of the Ministry of Finance (CNPJ/MF) under no 61.562.112/0001-20, originally enrolled in the Regional Accounting Council (CRC) of the State of São Paulo under no 2SP000160/O-5, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo - SP on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, the last amendment dated November 1st, 2019, having been registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, on microfilm under no 152,080, at January 21, 2020, represented by its undersigned partner, Mr. Daniel Vinícius Fumo, Brazilian, married, accountant, holder of Identity Card no 32.080.643-1 enrolled in the Individual Taxpayers Register (CPF) under no 227.040.578-18 and the Regional Accounting Council of the State of São Paulo under no 1SP256197/O-9, resident and domiciled in the State of São Paulo, with office at the same address of the partnership, was appointed as an expert by the management of Suzano S.A. to proceed with the report of the net book equity value of Asapir Produção Florestal e Comércio Ltda. ("Company") at August 31, 2020, summarized in Attachment I, in accordance with accounting practices adopted in Brazil. The results of this engagement are presented below. The objective of the report 2The objective of the report of the net book equity value at August 31, 2020 of Asapir Produção Florestal e Comércio Ltda. is its legal merger into Suzano S.A. Management's responsibility for the accounting information 3Management is responsible for the bookkeeping and preparation of the accounting information in accordance with accounting practices adopted in Brazil, and for such internal control as management determines is necessary to enable the preparation of accounting information that is free from material misstatement, whether due to fraud or error. The main accounting practices adopted by the Company are summarized in Attachment II of the report. 2 of 7 PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, São Paulo, SP, Brasil, 05001-903, Caixa Postal 60054, T: +55 (11) 3674 2000, www.pwc.com.br

Asapir Produção Florestal e Comércio Ltda. Scope of the work and responsibility of the independent auditors 4Our responsibility is to express a conclusion on the net book equity value of the Company at August 31, 2020, based on the work performed in accordance with Technical Communication no 03/2014 (R1), issued by the Institute of Independent Auditors of Brazil (IBRACON), which establishes that audit procedures be applied to the balance sheet and CTG 2002, issued by the Brazilian Federal Accounting Council, which provides for technical and professional standards to be observed by accountants for issuing report on the net book equity value. Therefore, our audit of the related balance sheet of the Company was conducted in accordance with the Brazilian and International Auditing Standards, which require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the net book equity value used for the preparation of our report is free from material misstatement. 5An audit involves performing procedures to obtain audit evidence about the amounts recorded. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the shareholders' equity, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion. Conclusion 6Based on the work performed, we conclude that the amount of R$ 2,179,106.99, according to the balance sheet at August 31, 2020, as stated in the accounting records and summarized in Attachment I, represents, in all material respects, the net book equity value of Asapir Produção Florestal e Comércio Ltda. according to accounting practices adopted in Brazil. São Paulo, October 6, 2020 PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5 Daniel Vinícius Fumo Contador CRC 1SP256197/O-9 3 of 7

Attachment I to report on the net book equity value based on the accounting records issued on October 6, 2020 Asapir Produção Florestal e Comércio Ltda. Balance sheet At August 31, 2020(A free translation of the original in Portuguese) This Attachment is an integral part and inseparable of the report on the net book equity value based on the accounting records of Asapir Produção Florestal e Comércio Ltda., issued by PricewaterhouseCoopers Auditores Independentes, dated October 6, 2020.

1Basis of preparation and summary of the significant accounting policies The balance sheet at August 31, 2020 was prepared with the objective of report of the net book equity value of the Asapir Produção Florestal e Comércio Ltda. ("Company"), to be used in the merger into Suzano S.A. The balance sheet at August 31, 2020 has been prepared in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC). The preparation of this balance sheet requires the use of certain critical accounting policies. The main accounting policies applied in the preparation of this balance sheet are presented below. 1.1Cash and cash equivalents Include cash on hand and bank deposits which are readily convertible into known amounts of cash and subject to insignificant risk of change in value. 1.2Financial assets 1.2.1Classification Financial assets are classification based on the purpose for which the financial assets were acquired, as set forth below: (i)financial assets at amortized cost; (ii)financial assets at fair value through profit or loss. Regular purchases and sales of financial assets are recognized on the trade date, it means, the date on which the Company commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership. 1.2.1.1 Financial instruments measured at amortized cost Financial assets at amortized cost are financial assets held by the Company (i) in order to receive their contractual cash flow and not to sell to realization a profit or loss and (ii) whose contractual terms give rise, on specified dates, to cash flows that exclusively, payments of principal and interest on the principal amount outstanding. Any changes are recognized under financial income (expense) in income statement. It includes the balance of cash and cash equivalents.

1.2.1.2 Financial assets at fair value through profit or loss Financial assets at fair value through profit or loss are either designated in this category or not classified in any of the other categories. Any changes are recognized under financial income (expense) in income statement for non-derivative financial instruments. This category includes the balance of marketable securities. 1.2.2Impairment of financial assets 1.2.2.1 Financial instruments measured at amortized cost Annually, the Company assesses if there is evidence that a financial asset is impaired. A financial is impaired only if there is evidence of an impairment as a result of one or more events that occurred after the initial recognition of the asset and that loss event has an impact on the estimated future cash flows of the financial asset that can be reliably estimated. The criteria that the Company uses to determine if there is evidence of an impairment loss include: (i)significant financial difficulty of the issuer or debtor; (ii)default or late interest or principal payments in the agreement; (iii)where Company, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the lender would not otherwise receive; (iv)it becomes probable that the borrower will enter bankruptcy or other financial reorganization; (v)the disappearance of an active market for that financial asset because of financial difficulties; (vi)observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio. The amount of an impairment loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset's original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and a loss is recognized in the income statement. In a subsequent measurement, if there is an improvement in the asset rating, such as an improvement in the debtor's credit rating, the reversal of the previously recognized impairment loss is recognized in the income statement.

1.3Judicial deposits Judicial deposits assets are related to proceedings for which the likelihood of loss is possible or remote and may also be recorded in the event of an appeal filed by the Company. 1.4Trade accounts payable Corresponds to the obligations payable for goods or services acquired in the normal course of the Company's business, recognized at fair value and, subsequently, measured at amortized cost using the effective interest rate method, adjusted to present value and exchange rate variation when denominated in foreign currency, when applicable. 1.5Provision for judicial liabilities The provisions are provided to the extent that the Company expects that is probable that it will disburse cash and the amount can be reliably estimated. Tax, civil and labor proceedings are accrued, net of judicial deposits, when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Tax and civil contingent liabilities assessed as remote losses are neither accrued nor disclosed. 1.6Other assets current Assets are recognized only when it is probable that the economic benefit associated with the transaction will flow to the Company and its cost or value can be measured reliably. 1.7Share capital These all quotas are classified under shareholders' equity, at cost. ***